Form 10KSB40, Exhibit 13
period 1996-12-31
SPANLINK COMMUNICATIONS INC
filed 1997-03-28
CIK 1010064

EXHIBIT 13.1 Audited Financial Statements


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
  and Shareholders of
  Spanlink Communications, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Spanlink Communications, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Minneapolis, Minnesota
February 13, 1997


                          SPANLINK COMMUNICATIONS, INC.
                                  BALANCE SHEET

                                                               December 31,
                                                       ---------------------------
                                                           1996             1995
                                                           ----             ----
     ASSETS
Current assets:
   Cash and cash equivalents                           $ 2,284,952     $   344,689
   Marketable securities                                 2,092,553
   Accounts receivable, less allowance for
     doubtful accounts of $56,000 and $22,000            1,993,667         752,113
   Costs and estimated earnings in excess
     of billings                                            61,641         137,355
Other current assets                                       364,399         142,604
                                                       -----------     -----------
   Total current assets                                  6,797,212       1,376,761
                                                       -----------     -----------

Property and equipment                                   1,261,693         506,869
Less accumulated depreciation                             (424,205)       (283,567)
                                                       -----------     -----------
   Net property and equipment                              837,488         223,302

   Total assets                                        $ 7,634,700     $ 1,600,063
                                                       ===========     ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Note payable - bank                                                 $   230,531
   Note payable - other                                                    343,683
   Accounts payable                                    $   924,590         208,177
   Accrued expenses                                        802,421         369,610
   Deferred maintenance revenue                            497,088         361,024
   Customer deposits                                       185,298         203,159
   Other current liabilities                                48,270          62,861
                                                       -----------     -----------
       Total current liabilities                         2,457,667       1,779,045
                                                       -----------     -----------

Commitments (Note 6)

Shareholders' equity (deficit):
   Preferred stock; undesignated par value;
     5,000,000 shares authorized; none issued
     or outstanding
   Common stock; no par value; 25,000,000
     shares authorized; 5,080,500 and 2,700,000
     shares issued and outstanding, respectively
     at December 31, 1996 and 1995                       8,193,663           3,000
   Accumulated deficit                                  (3,016,630)       (181,982)
                                                       -----------     -----------
       Total shareholders' equity (deficit)              5,177,033        (178,982)
                                                       -----------     -----------
       Total liabilities and shareholders'
         equity (deficit)                              $ 7,634,700     $ 1,600,063
                                                       ===========     ===========

               See accompanying notes to the financial statements.



                          SPANLINK COMMUNICATIONS, INC.
                             STATEMENT OF OPERATIONS


                                          For the Years Ended
                                               December 31,
                                        ---------------------------
                                            1996            1995
                                            ----            ----

Revenues                                $ 5,422,929     $ 4,340,449
Cost of revenues                          2,175,018       1,751,114
                                        -----------     -----------
       Gross profit                       3,247,911       2,589,335
                                        -----------     -----------

Operating expenses:
   Sales, general and administrative      5,210,783       2,115,506
   Research and product development       1,016,048         238,916
                                        -----------     -----------
       Total operating expenses           6,226,831       2,354,422
                                        -----------     -----------

(Loss) income from operations            (2,978,920)        234,913

Interest income (expense)                   144,272         (48,673)
                                        -----------     -----------

(Loss) income before income taxes        (2,834,648)        186,240
Provision for income taxes                                    1,939
                                        -----------     -----------

Net (loss) income                       $(2,834,648)    $   184,301
                                        ===========     ===========

Net (loss) income per share             $      (.66)    $       .07
                                        ===========     ===========

Weighted average shares outstanding       4,301,213       2,700,000
                                        ===========     ===========

               See accompanying notes to the financial statements.



                                         SPANLINK COMMUNICATIONS, INC.
                                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                       Common Stock
                                               ----------------------------                         Total
                                                  Number                        Accumulated      Shareholders'
                                                of Shares         Amount          Deficit      Equity (Deficit)
                                               -------------   ------------    -------------   ----------------

Balances at December 31, 1994                      2,700,000   $      3,000    $   (366,283)    $   (363,283)

Net income                                                                          184,301          184,301
                                                ------------   ------------    ------------     ------------

Balances at December 31, 1995                      2,700,000          3,000        (181,982)        (178,982)

Common stock grants                                   70,500        246,750                          246,750

Bridge loan stock warrants                                           64,000                           64,000

Conversion of bridge loan to common
stock, net of unamortized original issue
discount and offering costs                          125,000        342,273                          342,273

Initial public offering, net of issuance
costs                                              2,185,000      7,537,640                        7,537,640

Net loss                                                                         (2,834,648)      (2,834,648)
                                                ------------   ------------    ------------     ------------

Balances at December 31, 1996                      5,080,500   $  8,193,663    $ (3,016,630)    $  5,177,033
                                                ============   ============    ============     ============

               See accompanying notes to the financial statements.




                          SPANLINK COMMUNICATIONS, INC.
                             STATEMENT OF CASH FLOWS

                                                                          For the Years Ended
                                                                              December 31,
                                                                       --------------------------
                                                                          1996            1995
                                                                          ----            ----
Cash flows from operating activities:
   Net (loss) income                                                  $(2,834,648)    $   184,301
   Reconciliation of net (loss) income to net cash (used) provided by operating activities:
      Depreciation                                                        159,269          77,041
      Amortization                                                         27,525          10,656
      Provision for doubtful accounts                                      34,000           9,200
      Deferred income taxes                                                66,513         (66,513)
      Common stock grant recognized as compensation expense               246,750
      Amortization of original issue discount recognized as
        interest expense                                                   32,516
      Changes in current assets and liabilities:
        Accounts receivable                                            (1,275,554)        134,445
        Costs and estimated earnings in excess of billings                 75,714         120,256
        Other current assets                                             (289,808)        (22,670)
        Accounts payable                                                  716,413        (241,905)
        Accrued expenses                                                  432,811         106,247
        Other current liabilities                                         142,612          91,645
                                                                      -----------     -----------
             Net cash (used) provided by operating activities          (2,465,887)        402,703
                                                                      -----------     -----------

Cash flows from investing activities:
   Purchases of marketable securities                                  (5,092,553)
   Maturities of marketable securities                                  3,000,000
   Additions to property and equipment                                   (773,455)        (72,975)
                                                                      -----------     -----------
             Net cash used by investing activities                     (2,866,008)        (72,975)
                                                                      -----------     -----------

Cash flows from financing activities:
   Payment of dividends accrued in prior years                            (39,000)        (55,126)
   Repayments on note payable - bank                                     (230,531)
   Advances on note payable - bank                                                        230,531
   Principal payments on other notes payable                             (343,683)       (188,251)
   Net proceeds from issuance of notes payable and warrants               347,732
   Proceeds from sale of common stock, net of issuance
      costs                                                             7,537,640
                                                                      -----------
             Net cash provided (used) by financing activities           7,272,158         (12,846)
                                                                      -----------     -----------

Net increase in cash and cash equivalents                               1,940,263         316,882
Cash and cash equivalents at beginning of year                            344,689          27,807
                                                                      -----------     -----------
Cash and cash equivalents at end of year                              $ 2,284,952     $   344,689
                                                                      ===========     ===========

Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                             $    23,465     $    46,822
                                                                      ===========     ===========
   Cash paid during the year for income taxes                         $    75,000     $     1,321
                                                                      ===========     ===========

Noncash operating and financing activities:
   Conversion of notes payable to common stock, net of
      unamortized original issue discount and offering costs          $   342,273
                                                                      ===========
   Accounts payable converted to notes payable                                        $   414,327
                                                                                      ===========

               See accompanying notes to the financial statements.



                          SPANLINK COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF BUSINESS ACTIVITIES

Spanlink Communications, Inc. (the Company) was incorporated in 1988 and designs, develops and markets interactive computer telecommunications software and services that link business computer systems, telephone systems and the Internet. The Company markets its specialized software systems through its sales organization and licensed sales representatives throughout North America.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

Cash equivalents consist of highly liquid investments with original maturities of three months or less and are readily convertible to cash. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and has classified its investments as available for sale in accordance with that standard. Marketable securities generally consist of highly liquid money market funds, government agency securities and high-grade commercial paper and are classified as short term in the balance sheet based on maturity date. Marketable securities are carried at amortized cost and unrealized holding gains and losses have not been significant.

Fair Value of Financial Instruments

Cash, cash equivalents and marketable securities are valued at their carrying amounts which are reasonable estimates of fair value. The fair value of all other financial instruments approximates cost as stated.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business and generally requires a customer deposit upon the signing of any system installation contracts. No single region or industry represents a significant concentration of credit risk. See Note 9 for discussion of major customer and economic relationships.

Revenue Recognition

Revenues derived from system installation contracts are recognized over the period the Company satisfies its obligations using the percentage-of-completion method. Progress on the contracts is measured by the percentage of cost incurred to date to the total estimated cost for each contract. Management considers cost to be the best available measure of progress on these contracts. Changes in conditions may result in revisions of estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts which require the revision become known. In the normal course of business, the Company also may be subject to a risk of loss by incurring costs to complete a contract in excess of the fixed bid price.

Revenues derived from software license fees are recognized upon shipment of the software if there are no significant post-delivery obligations. The Company provides a 90 day warranty on sales of Company software products. Warranty costs are accrued at the time of the initial software product revenue recognition.

Revenues derived from maintenance contracts are deferred and recognized ratably over the contract period.

Property and Equipment

The Company's property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated lives of the assets, which generally range from 3 to 7 years. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred.

Research and Product Development

Expenditures for research and software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established. Costs otherwise capitalizable after technological feasibility is achieved also have been expensed because they have not been significant or the timing and probability of realization is not presently determinable.

Income Taxes

Income taxes are accounted for on the liability method under the provisions of SFAS No. 109, "Accounting for Income Taxes."

Net (Loss) Income Per Share

Net (loss) income per share is computed based on the weighted average number of common and common equivalent shares outstanding for the period. Common equivalent shares which include options and warrants using the treasury stock method have been excluded in 1996 as their effect would be anti-dilutive.


NOTE 3 - COSTS, ESTIMATED EARNINGS AND BILLINGS ON UNCOMPLETED CONTRACTS IN PROGRESS

Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

                                                     December 31,
                                               -------------------------
                                                    1996         1995
                                                    ----         ----

Costs incurred on uncompleted contracts        $    434,377  $   295,212
Estimated earnings                                  491,288      331,316
                                               ------------  -----------
                                                    925,665      626,528
Billings to date                                   (912,294)    (513,034)
                                               ------------  -----------
                                               $     13,371  $   113,494
                                               ============  ===========


This activity is included in the accompanying balance sheet under the following captions:

                                                           December 31,
                                                     ------------------------
                                                         1996         1995
                                                         ----         ----

Costs and estimated earnings in excess of billings   $    61,641  $   137,355
Billings in excess of costs and estimated earnings       (48,270)     (23,861)
                                                     -----------  -----------
                                                     $    13,371  $   113,494
                                                     ===========  ===========

These amounts are included in current assets and other current liabilities as all contracts in progress are expected to be completed within one year.


NOTE 4 - NOTES PAYABLE

Note Payable - Bank

On February 29, 1996, the Company terminated its bank line of credit, repaid the outstanding advances in full and obtained a release of all related liens. The bank line of credit provided for borrowings up to the lesser of $600,000 or 75% of eligible accounts receivable at the bank's reference rate plus 5%.

Note Payable - Other

On August 2, 1995, the Company converted $414,327 of accounts payable to a previous equipment vendor to an unsecured note payable bearing interest at 9%. The Company paid the note in full in May 1996.


NOTE 5 - INCOME TAXES

Effective January 1, 1995, the shareholders of the Company consented to the revocation of the Company's S corporation status and elected to be taxed as a C corporation. As an S corporation, the Company's shareholders were allocated their pro rata share of the Company's net income or loss on their individual income tax returns and no income tax provision was recorded by the Company. On January 1, 1995, effective with becoming a C corporation, a deferred tax asset of $77,412 was recognized representing the tax effect of the basis differences of assets and liabilities for financial reporting and income tax purposes.

The Company's provision for income taxes for the year ended December 31, 1995 consisted of the following:

Current:
   Federal                                                      $   57,708
   State                                                            10,744
                                                                ----------
       Total current provision                                      68,452

Deferred:
   Deferred tax asset recognized upon becoming a C corporation     (77,412)
   Other                                                            10,899
                                                                ----------
       Total deferred provision                                    (66,513)
                                                                ----------
       Provision for income taxes                               $    1,939
                                                                ==========

The Company's effective tax rate of 1.0% for 1995 differed from the federal statutory rate of 34% due primarily to the benefit of the deferred tax asset recognized on January 1, 1995 upon becoming a C corporation.

The Company has an available net operating loss carryforward for income tax purposes of approximately $2,300,000 at December 31, 1996 which expires in the year 2011. A valuation allowance exists for the entire net tax benefit associated with the tax loss carryforward and temporary differences at December 31, 1996, as their realization presently is not assured. The deferred tax asset recorded in the prior year was reserved in 1996 by a charge to operating expense.


Deferred tax assets consist of the following:


                                                          December 31,
                                                       ------------------
                                                       1996          1995
                                                       ----          ----
Loss carryforward                                 $   860,000
Allowance for doubtful accounts                        20,797     $   8,244
Vacation accrual                                       11,241         6,558
Rent accrual                                          101,171
Deferred revenue                                       61,431
Other accruals                                         51,711        51,711
                                                  -----------     ---------
                                                    1,106,351        66,513
Valuation allowance                                (1,106,351)
                                                   ----------     ----------
                                                  $         0     $  66,513
                                                  ===========     =========


NOTE 6 - OPERATING LEASE COMMITMENTS

The Company leases certain office space and equipment under operating lease agreements. The office space lease requires the Company to pay certain annual operating costs, including maintenance, insurance and real estate taxes. Rental expense under these operating leases, excluding operating expenses for the office space lease, for the years ended December 31, 1996 and 1995 was approximately $103,332 and $126,646, respectively. In December 1996, the Company signed a five and one half year lease for a new facility. At December 31, 1996, future minimum lease payments under these operating leases are as follows:

     Year Ending December 31,
     ------------------------

                1997                                          $    299,605
                1998                                               319,347
                1999                                               297,841
                2000                                               249,145
                2001                                               249,145
                Thereafter                                         145,335
                                                              ------------
                Total minimum payments required               $  1,560,418
                                                              ============


NOTE 7 - SHAREHOLDERS' EQUITY (DEFICIT)

Recapitalization

On February 9, 1996, the Company's Board of Directors and shareholders increased the number of authorized shares from 1,000,000 shares of common stock, no par value, to 25,000,000 shares of common stock, no par value, and authorized 5,000,000 shares of undesignated preferred stock. The Company also approved a 900-for-1 stock split of the issued and outstanding common stock of the Company. All share and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to such authorization and split.

Stock Grant

On February 28, 1996 the Company issued 67,500 and 3,000 shares of restricted common stock for no cash consideration to the Company's president and outside directors, respectively. The issuance of these shares resulted in a contribution to capital and compensation expense of $246,750.

Convertible Bridge Notes and Warrants

On February 28, 1996, the Company closed on a $400,000 bridge financing of convertible promissory notes (the Bridge Notes) in a private placement, resulting in net proceeds to the Company of $283,732 after underwriter's commission and offering expenses. The Bridge Notes provided for interest at 10% per annum and converted to 125,000 shares of common stock upon the closing of the Company's initial public offering.

The Company also issued warrants to the holders of the Bridge Notes to purchase a total of 80,000 shares of common stock. The warrants are exercisable for a period of five years from the date of issuance at $3.60 per share. The fair value of the warrants was determined to be $64,000 and was credited to common stock, resulting in the recognition of a similar amount as original issue discount which was expensed over the outstanding period of the Bridge Notes.

Initial Public Offering

The Company completed an initial public offering (IPO) in May 1996 at a price of $4.00 per common share. Net proceeds to the Company from the offering were $7,537,640, net of commissions and issuance costs of $1,202,360. As part of the IPO, the Company granted the underwriters a five year stock warrant to purchase 182,748 shares of common stock at $4.80 per share.

Stock Options

On January 31, 1996, the Company's Board of Directors and shareholders approved the Company's 1996 Omnibus Stock Plan (the Plan). Under the fixed Plan, 750,000 common shares have been reserved for issuance of restricted shares or for options to be granted to employees, consultants and non-employee directors. Options granted generally are exercisable over a five year period from the date of grant at prices not less than the fair market value at the date the options are granted and expire ten years after the date of grant. The Plan allows for the grant of incentive stock options, nonqualified stock options, reload options, stock appreciation rights and restricted stock. In 1996, the Company also granted 100,000 fixed options outside of the Plan. These options generally follow the provisions of the Plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the options granted in 1996. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date consistent with the provision of SFAS No. 123, the company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

Net loss - as reported                     $ (2,834,648)
Net loss - pro forma                       $ (3,497,608)
Net loss per share - as reported           $      (0.66)
Net loss per share - pro forma             $      (0.81)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants beginning in 1996: dividend yield of 0%; expected volatility of 55%; risk-free interest rate of 6.5%; and expected lives of 8.8 years.

There are 850,000 shares of common stock reserved for issuance upon exercise of stock options as of December 31, 1996. A summary of stock option activity is as follows:

                                                                                              Weighted
                                       Options Outstanding                      Weighted      Average
                                       --------------------                     Average      Remaining
                                                  Shares            Price       Exercise    Contractual
                                       Total    Exercisable       Per Share      Price          Life
                                       -----    -----------       ---------     --------     -----------
Granted and outstanding at
  December 31, 1996                   811,863     365,071        $3.38-$3.63      $3.50       8.6 years

The weighted average fair value of options granted during 1996 is $2.41.



NOTE 8 - BENEFIT PLAN

The Company sponsors a profit sharing and 401(k) plan which provides that eligible employees may contribute up to 15% of their annual earnings, not to exceed the maximum allowed under the Internal Revenue Code. The plan covers substantially all employees after specified periods of service and the attainment of minimum age requirements. Company contributions are discretionary. There were no Company contributions to the plan during 1996 and 1995.

NOTE 9 - MAJOR CUSTOMER AND ECONOMIC RELATIONSHIPS

The Company generates a significant portion of its revenues from Lucent Technologies, Inc (Lucent). The Company has an agreement with Lucent that provides for royalties to the Company based upon sales of its products by Lucent. This agreement terminates in December 1999, but may be extended for successive one year terms at the option of Lucent. The Company also has a co-marketing arrangement with Lucent.

Total revenues from Lucent were approximately $2,550,000 and $2,300,000 for the years ended December 31, 1996 and 1995, respectively, which represented 47% and 53% of total revenues for 1996 and 1995, respectively. Accounts receivable from Lucent represented approximately 50% and 69% of total accounts receivable at December 31, 1996 and 1995, respectively.