Form 10KSB40, Exhibit 13
period 1996-12-31
SPANLINK COMMUNICATIONS INC
filed 1997-03-28
CIK 1010064

EXHIBIT 13.2  Management's Discussion and Analysis

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's statement of operations, expressed as a percentage of total revenues:

YEAR ENDED DECEMBER 31,                1996               1995
                                       ----              -----

Revenues                               100.0%            100.0%
Cost of revenues                        40.1              40.4
                                       -----             -----
Gross profit                            59.9              59.6
Operating expenses:
 Sales, general and administrative      96.1              48.7
 Research and product development       18.7               5.5
                                       -----             -----
  Total operating expenses             114.8              54.2
(Loss) income from operations          (54.9)              5.4
Interest income (expense)                2.6              (1.1)
                                       -----             -----
(Loss) income before income taxes      (52.3)              4.3
Provision for income taxes                                  .1
                                       -----             -----
Net (loss) income                      (52.3)%             4.2%
                                       =====             =====


YEARS ENDED DECEMBER 31, 1996 AND 1995

REVENUES

Total revenues increased by 24.9% from $4,340,449 in 1995 to $5,422,929 in 1996. The increase was due primarily to a significant increase in configurable software revenue. The Company's revenues are derived primarily from the sale of systems generally comprised of hardware, configurable software, custom software and services. In 1996, the Company shifted its focus from the sale of systems comprised of custom developed software and related low margin hardware components to higher margin configurable software packages. The hardware revenue component of systems increased 22.5% from $856,336 in 1995 to $1,049,294 in 1996. The increase in hardware revenues was due primarily to a few large system sales that included both hardware and software. Revenues from hardware as a percentage of total revenues were 19.3% in 1996 and 19.7% in 1995. Software revenues increased 26.4% from $2,427,508 in 1995 to $3,068,992 in 1996. The increase was due primarily to an 86% increase in configurable software revenue and partially offset by a 23% decrease in custom software. The Company anticipates, but can provide no assurance, that revenues from configurable software packages will continue to increase as a percentage of total revenues. The Company expects revenues from custom software as a percentage of total revenues to decrease over the next several years as it focuses its sales and marketing efforts on its configurable software packages. Services revenues increased 23.5% from $1,056,605 in 1995 to $1,304,643 in 1996. The increase resulted primarily from an increased customer base and the success of the Company's efforts to sell maintenance contracts and other services to its existing customers.

COST OF REVENUES

Cost of revenues increased 24.2% from $1,751,114 in 1995 to $2,175,018 in 1996.
The increase was due primarily to a ramp up in cost of revenues department expenses to support increased sales, as well as an increased hardware component of costs.

GROSS PROFIT

Gross profit increased 25.4% to $3,247,911 in 1996 from $2,589,335 in 1995.
Gross profit as a percentage of total revenues increased slightly to 59.9% in 1996 from 59.6% in 1995. Gross profit as a percentage of total revenue will vary from period to period depending on the product mix of sales revenue.

SALES, GENERAL AND ADMINISTRATIVE

Sales, general and administrative expenses increased significantly in 1996 to $5,210,783 from $2,115,506 in 1995. Sales, general and administrative expenses as a percentage of total revenues were 96.1% in 1996 and 48.7% in 1995. The increase is due primarily to increased marketing expenditures, increased payroll costs for additional sales and administrative personnel, increased sales expenses, and increased professional services expenses, all as part of the Company's plan to increase sales revenue.


RESEARCH AND PRODUCT DEVELOPMENT

Research and product development expenses increased significantly in 1996 to $1,016,048 from $238,916 in 1995. Research and product development expenses were the result of ongoing development of the Company's configurable software packages and core software modules. Research and product development expenses as a percentage of total revenues were 18.7% in 1996 and 5.5% in 1995. A portion of the Company's custom software development efforts are included in cost of revenues and are essentially customer sponsored product development expenses. Accordingly, the Company's total research and product development efforts are greater as a percentage of total revenues than the amounts indicated above.

Research and product development expenses are charged to operations as incurred. Costs, otherwise capitalizable, also have been expensed because they have been insignificant or the timing of realization is not determinable. The Company expects the dollar amount of product development expenses to continue to increase, although such expenses as a percentage of total revenues will vary from period to period.

NET INTEREST INCOME (EXPENSE)

The Company recorded net interest income of $144,272 for the year ended December 31, 1996 versus net interest expense of $48,673 for the comparable period in 1995. The interest income resulted from investment of the cash proceeds from the Company's initial public offering completed in the second quarter. Interest income more than offset interest expense on the convertible notes payable, the amortization of the convertible notes payable's original issue discount charged to interest expense and interest on a note payable to Arrow Electronics, Inc., entered in August 1995.

INCOME TAX PROVISION

Prior to January 1, 1995, the Company had elected S corporation status, and as a result, the Company's earnings were taxed at the shareholder level rather than the corporate level. The Company's effective tax rate for 1995 was 42.6% before the impact of the S corporation to C corporation change. The Company did not record a tax benefit for the year ended December 31, 1996 as the likelihood of realization of the benefit is presently not assured.

NET LOSS

The Company incurred a net loss of $2,834,648 in 1996 due primarily to increased operating expenses incurred to strengthen the Company's marketing, sales and administration infrastructure.

IMPACT OF INFLATION

The Company believes that during 1996, inflation had no appreciable effect on the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash, cash equivalents and marketable securities of $4,377,505 as of December 31, 1996 resulting from its initial public offering completed in the second quarter. The Company's cash equivalents and marketable securities are invested primarily in short term obligations of government agencies, treasury notes, money market funds or high-grade commercial paper.

On April 29, 1996 the Company's initial public offering became effective, resulting in approximately $7,537,000 of net proceeds including over-allotment. During the balance of 1996, the net proceeds of the public offering were partially used for the repayment of certain liabilities - $350,000, capital expenditures - $650,000, increased sales and marketing - $1,400,000, increased research and product development - $650,000 and other - $110,000. The Company believes that the net proceeds from its initial public offering combined with projected operating cash flow will be sufficient to fund its operations and capital expenditures through 1997.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

All statements contained herein that are not historical facts are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; competitive factors, such as the introduction of new products in the same markets; changes in operating costs including labor and general business and economic conditions; and other risk factors described from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made.