Form 10KSB40, Exhibit 13
period 1997-12-31
SPANLINK COMMUNICATIONS INC
filed 1998-03-31
CIK 1010064

BALANCE SHEET

                                                                          DECEMBER 31,
                                                                       1997         1996
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                      $   703,658    $ 2,284,952
   Marketable securities                                                 --        2,092,553
   Accounts receivable, less allowance for doubtful accounts of
     $218,000 and $56,000                                           2,113,271      1,993,667
   Inventory                                                          345,775         71,341
   Costs and estimated earnings in excess of billings                 554,572         18,657
   Other current assets                                               261,572        293,058
--------------------------------------------------------------------------------------------
       Total current assets                                         3,978,848      6,754,228

Property and equipment                                              1,264,160        837,488
Intangible assets                                                     611,619           --
--------------------------------------------------------------------------------------------
       Total assets                                               $ 5,854,627    $ 7,591,716
============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                               $   631,263    $   924,590
   Accrued expenses                                                   560,933        802,421
   Current portion of long-term obligations                           300,570           --
   Deferred maintenance revenue                                       432,809        497,088
   Other current liabilities                                          452,466        190,584
--------------------------------------------------------------------------------------------
       Total current liabilities                                    2,378,041      2,414,683
============================================================================================

Long-term obligations                                                 445,083           --
--------------------------------------------------------------------------------------------
       Total liabilities                                            2,823,124      2,414,683

Shareholders' equity:
   Preferred stock; undesignated par value;
     5,000,000 shares authorized; none issued or outstanding
   Common stock; no par value; 25,000,000 shares authorized and
     5,080,500 shares issued and outstanding                        8,193,663      8,193,663
   Accumulated deficit                                             (5,162,160)    (3,016,630)
--------------------------------------------------------------------------------------------
       Total shareholders' equity                                   3,031,503      5,177,033
--------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity                 $ 5,854,627    $ 7,591,716
============================================================================================

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                                   SPANLINK Communications, Inc.

STATEMENT OF OPERATIONS

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                               1997           1996
-------------------------------------------------------------------------------------
Revenues                                                   $ 6,637,018    $ 5,422,929
Cost of revenues                                             2,842,424      2,175,018
-------------------------------------------------------------------------------------
       Gross profit                                          3,794,594      3,247,911
-------------------------------------------------------------------------------------

Operating expenses:
   Sales, general and administrative                         4,562,239      5,210,783
   Research and product development                          1,463,905      1,016,048
-------------------------------------------------------------------------------------

       Total operating expenses                              6,026,144      6,226,831
-------------------------------------------------------------------------------------

Loss from operations                                        (2,231,550)    (2,978,920)

Interest income, net                                            86,020        144,272
-------------------------------------------------------------------------------------

Net loss                                                   $(2,145,530)   $(2,834,648)
=====================================================================================

Net loss per share -- basic and diluted                    $      (.42)   $      (.66)
=====================================================================================

Weighted average shares outstanding -- basic and diluted     5,080,500      4,301,213
=====================================================================================

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                                   SPANLINK Communications, Inc.

STATEMENT OF SHAREHOLDERS' EQUITY

                                                         COMMON STOCK
                                                   -----------------------                     TOTAL
                                                    NUMBER                   ACCUMULATED   SHAREHOLDERS'
                                                   OF SHARES      AMOUNT       DEFICIT        EQUITY
-------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                      2,700,000   $     3,000   $  (181,982)   $  (178,982)

Common stock grants                                   70,500       246,750          --          246,750

Bridge loan stock warrants                              --          64,000          --           64,000

Conversion of bridge loan to common stock            125,000       342,273          --          342,273

Initial public offering, net of issuance costs     2,185,000     7,537,640          --        7,537,640

Net loss                                                --            --      (2,834,648)    (2,834,648)
-------------------------------------------------------------------------------------------------------

Balances at December 31, 1996                      5,080,500     8,193,663    (3,016,630)     5,177,033

Net loss                                                --            --      (2,145,530)    (2,145,530)
-------------------------------------------------------------------------------------------------------

Balances at December 31, 1997                      5,080,500   $ 8,193,663   $(5,162,160)   $ 3,031,503
=======================================================================================================

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                                   SPANLINK Communications, Inc.

STATEMENT OF CASH FLOWS

                                                                              FOR THE YEARS ENDED
                                                                                  DECEMBER 31,
                                                                              1997           1996
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                               $(2,145,530)   $(2,834,648)
   Reconciliation of net loss to net cash used by operating activities:
     Depreciation and amortization                                            181,250        219,310
     Provision for doubtful accounts                                          215,000         34,000
     Deferred income taxes                                                       --           66,513
     Common stock grant recognized as compensation expense                       --          246,750
     Changes in current assets and liabilities:
       Accounts receivable                                                   (334,604)    (1,275,554)
       Costs and estimated earnings in excess of billings                    (535,915)        75,714
       Other current assets                                                  (242,948)      (289,808)
       Accounts payable                                                      (293,327)       716,413
       Accrued expenses                                                      (241,488)       432,811
       Other current liabilities                                              197,603        142,612
----------------------------------------------------------------------------------------------------
         Net cash used by operating activities                             (3,199,959)    (2,465,887)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of marketable securities                                             --       (5,092,553)
   Maturities of marketable securities                                      2,092,553      3,000,000
   Purchase of product line                                                  (116,819)          --
   Additions to property and equipment                                       (302,322)      (773,455)
----------------------------------------------------------------------------------------------------
         Net cash provided (used) by investing activities                   1,673,412     (2,866,008)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payment of dividends accrued in prior years                                   --          (39,000)
   Repayments on note payable -- bank                                            --         (230,531)
   Principal payments on capital lease                                        (54,747)          --
   Principal payments on other notes payable                                     --         (343,683)
   Proceeds from issuance of notes payable                                       --          347,732
   Proceeds from sale of common stock                                            --        7,537,640
----------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                     (54,747)     7,272,158
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       (1,581,294)     1,940,263
Cash and cash equivalents at beginning of year                              2,284,952        344,689
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $   703,658    $ 2,284,952
====================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                                 $    32,887    $    23,465
====================================================================================================
NONCASH OPERATING AND FINANCING ACTIVITIES:
   Capital lease obligations incurred                                     $   300,400           --
====================================================================================================
   Conversion of notes payable to common stock                                   --      $   342,273
====================================================================================================

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                                   SPANLINK Communications, Inc.

NOTES TO FINANCIAL STATEMENTS


       NOTE 1  DESCRIPTION OF BUSINESS ACTIVITIES
       -------------------------------------------------------------------------
       Spanlink Communications, Inc. (the Company) was incorporated in 1988 and designs, develops and markets interactive computer telecommunications software and services that link business computer systems, telephone systems and the Internet. The Company markets its specialized software systems through its sales organization and licensed sales representatives throughout North America.


       NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       -------------------------------------------------------------------------
       USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       CASH EQUIVALENTS AND MARKETABLE SECURITIES Cash equivalents consist of highly liquid investments with original maturities of three months or less which are readily convertible to cash. Cash and cash equivalents at December 31, 1997 include $150,200 of restricted cash.

       Marketable securities are carried at amortized cost and unrealized holding gains and losses have not been significant.

       FAIR VALUE OF FINANCIAL INSTRUMENTS Cash, cash equivalents and marketable securities are valued at their carrying amounts which are reasonable estimates of fair value. The fair value of all other financial instruments approximates cost as stated.

       CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business and generally requires a customer deposit upon the signing of any system installation contracts. No single region or industry represents a significant concentration of credit risk. See Note 10 for discussion of major customer and economic relationships.


       REVENUE RECOGNITION Revenues derived from system installation contracts are recognized over the period the Company satisfies its obligations using the percentage-of-completion method. Progress on the contracts is measured by the percentage of cost incurred to-date to the total estimated cost for each contract. Management considers cost to be the best available measure of progress on these contracts. Changes in conditions may result in revisions of estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts which require the revision become known. In the normal course of business, the Company also may be subject to a risk of loss by incurring costs to complete a contract in excess of the fixed bid price.

       Revenues derived from software license fees are recognized upon shipment of the software if there are no significant post-delivery obligations. The Company provides a 90-day warranty on sales of Company software products. Estimated warranty costs are accrued at the time of product shipment.

       Revenues derived from maintenance contracts are deferred and recognized ratably over the contract period.

       INVENTORY Inventory consists primarily of computer hardware components for voice messaging systems and is stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method.

       PROPERTY AND EQUIPMENT The Company's property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the shorter of the estimated lives of the assets or the lease term. Estimated useful lives generally range from three to seven years. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Property and equipment includes assets under a capital lease of $300,400 at December 31, 1997.

       INTANGIBLE ASSETS Intangible assets relate to the purchase of the FastCall product line (Note 11) and are being amortized over a five-year life. Accumulated amortization at December 31, 1997 was $5,200.

       RESEARCH AND PRODUCT DEVELOPMENT Expenditures for research and software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established. Costs otherwise capitalizable after technological feasibility is achieved also have been expensed because they have not been significant.

                                                   SPANLINK Communications, Inc.

       INCOME TAXES Income taxes are accounted for on the liability method under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

       NET LOSS PER SHARE The Company has adopted SFAS No. 128, "Earnings Per Share" for the quarter ended December 31, 1997 and all net earnings per share data presented has been restated and complies with this Statement. Under the Statement, the presentation of primary earnings per share is replaced with a dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. There is no difference between basic and diluted loss per share as presented by the Company as the impact from stock options and warrants is anti-dilutive and therefore excluded.

       RECENTLY ISSUED ACCOUNTING STANDARD The American Institute of Certified Public Accountants has approved a new Statement of Position (SOP), SOP 97-2 which supersedes Statement of Position 91-1, "Software Revenue Recognition." This statement is effective for the Company beginning in fiscal 1998. Management has assessed this new statement and believes that its adoption will not have a material effect on the Company's software revenue recognition policies.



       NOTE 3  CONTRACTS IN PROGRESS
       -------------------------------------------------------------------------
       Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

                                                              DECEMBER 31,
                                                           1997          1996
--------------------------------------------------------------------------------
Costs incurred on uncompleted contracts                $ 2,239,395    $ 434,377
Estimated earnings                                       1,839,011      491,288
--------------------------------------------------------------------------------
                                                         4,078,406      925,665
Billings to-date                                        (3,961,262)    (912,294)
================================================================================
                                                       $   117,144    $  13,371
================================================================================

       This activity is included in the accompanying balance sheet under the following captions:

                                                DECEMBER 31,
                                               1997      1996
---------------------------------------------------------------
Costs and estimated earnings in
  excess of billings                        $ 554,572  $ 18,657
Billings in excess of costs and
  estimated earnings                        (437,428)  (5,286)
===============================================================
                                            $ 117,144  $ 13,371
===============================================================


       These amounts are included in current assets and other current liabilities as all contracts in progress are expected to be completed within one year.


       NOTE 4  PROPERTY AND EQUIPMENT
       -------------------------------------------------------------------------
       Property and equipment consists of:

                                               DECEMBER 31,
                                            1997          1996
-----------------------------------------------------------------
Equipment                                $1,337,482    $1,148,031
Office furniture and fixtures               394,266        92,405
Leasehold improvements                      152,611        41,202
-----------------------------------------------------------------
                                          1,884,359     1,281,638
Less: Accumulated depreciation
  and amortization                         (620,199)     (444,150)
-----------------------------------------------------------------
   Total property and equipment          $1,264,160    $  837,488
=================================================================


       NOTE 5  LONG-TERM OBLIGATIONS
       -------------------------------------------------------------------------
       At December 31, 1997, long-term obligations are comprised as follows:

Remaining minimum obligation
  in connection with acquisition
  of product line (Note 11)                 $500,000
Obligations under capital lease (Note 7)     245,653
----------------------------------------------------
                                             745,653
Less current portion                        (300,570)
----------------------------------------------------
                                            $445,083
====================================================

       NOTE 6  INCOME TAXES
       -------------------------------------------------------------------------
       The Company has available net operating loss carryforwards for income tax purposes of approximately $4,600,000 at December 31, 1997 which begin to expire in the year 2011. A valuation allowance exists for the entire net tax benefit associated with the tax loss carryforwards and temporary differences at December 31, 1997 and 1996, as their realization presently is not assured.

       Deferred tax assets consist of the following:

                                               DECEMBER 31,
                                           1997           1996
------------------------------------------------------------------
Loss carryforward                      $ 1,727,000    $  860,000
Allowance for doubtful accounts             81,549        20,797
Vacation accrual                            14,764        11,241
Rent accrual                                69,091       101,171
Deferred revenue                                 0        61,431
Other accruals                              33,350        51,711
------------------------------------------------------------------
                                         1,925,754     1,106,351
Valuation allowance                     (1,925,754)   (1,106,351)
------------------------------------------------------------------
                                        $        0    $        0
==================================================================

                                                   SPANLINK Communications, Inc.

NOTES TO FINANCIAL STATEMENTS


       NOTE 7  LEASES
       -------------------------------------------------------------------------
       OPERATING LEASES The Company leases certain office space and equipment under operating lease agreements. The office space lease requires the Company to pay certain annual operating costs, including maintenance, insurance and real estate taxes. Rental expense under these operating leases, excluding operating expenses for the office space lease, for the years ended December 31, 1997 and 1996 was approximately $329,220 and $103,332, respectively. At December 31, 1997, future minimum lease payments under these operating leases are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------

1998                                         $  410,646
1999                                            249,145
2000                                            249,145
2001                                            249,145
Thereafter                                      145,335
-------------------------------------------------------
Total minimum payments required              $1,303,416
=======================================================

       CAPITAL LEASES The Company acquired $300,400 of fixed assets during 1997 under a capital lease arrange ment. Borrowings bear interest at 11.5% and are due in monthly installments of $7,179, including interest, through 2001. Future minimum payments are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------
1998                                           $ 76,929
1999                                             80,892
2000                                             80,892
2001                                             80,892
-------------------------------------------------------
Total minimum lease payments                    319,605
Less: Amount representing interest             (73,952)
-------------------------------------------------------
Present value of net minimum lease payments     245,653
Less: Current portion                          (50,570)
-------------------------------------------------------
                                               $195,083
=======================================================


       NOTE 8  SHAREHOLDERS' EQUITY
       -------------------------------------------------------------------------
       RECAPITALIZATION On February 9, 1996, the Com pany's Board of Directors and shareholders increased the number of authorized shares from 1,000,000 shares of common stock, no par value, to 25,000,000 shares of common stock, no par value, and authorized 5,000,000 shares of undesignated preferred stock. The Company also approved a 900-for-1 stock split of the issued and outstanding common stock of the Company. All share and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to such authorization and split.

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

       INITIAL PUBLIC OFFERING The Company completed an initial public offering
(IPO) in May 1996 at a price of $4.00 per common share. Net proceeds to the Company from the offering were $7,537,640, net of commissions and issuance costs of $1,202,360. As part of the IPO, the Company granted the underwriters a five-year stock warrant to purchase 182,748 shares of common stock at $4.80 per share.

       STOCK OPTIONS On January 31, 1996, the Company's Board of Directors and shareholders approved the Company's 1996 Omnibus Stock Plan (the Plan). Under the fixed Plan, 1,000,000 common shares have been reserved for issuance of restricted shares or for options to be granted to employees, consultants and non-employee directors. Options granted generally are exercisable over a five-year period from the date of grant at prices not less than the fair market value at the date the options are granted and expire 10 years after the date of grant. The Plan allows for the grant of incentive stock options, nonqualified stock options, reload options, stock appreciation rights and restricted stock. In 1996, the Company also granted 100,000 fixed options outside of the Plan. These options generally follow the provisions of the Plan.

                                                   SPANLINK Communications, Inc.

       The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock options been determined based on the fair value at the grant date consistent with the provision of SFAS No. 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

YEAR ENDED DECEMBER 31,                     1997               1996
-----------------------------------------------------------------------
Net loss -- as reported                 $(2,145,530)       $(2,834,648)
Net loss -- pro forma                   $(2,502,033)       $(3,497,608)
Net loss per share -- basic and
  diluted as reported                   $      (.42)       $      (.66)
Net loss per share -- basic and
  diluted pro forma                     $      (.49)       $      (.81)


       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 1997: dividend yield of 0%; expected volatility of 55%; risk-free interest rate of 6.2%; and expected lives of 8.8 years.

       There are 1,100,000 shares of common stock reserved for issuance upon exercise of stock options as of December 31, 1997. A summary of stock option activity is as follows:

                                                                      WEIGHTED
                                                           WEIGHTED    AVERAGE
                         OPTIONS OUTSTANDING               AVERAGE    REMAINING
                                   SHARES        PRICE     EXERCISE  CONTRACTUAL
                         TOTAL   EXERCISABLE   PER SHARE     PRICE      LIFE
--------------------------------------------------------------------------------
Granted in 1996
  and outstanding
  at December
   31, 1996              811,863    365,071   $2.00-$3.50    $2.59     8.6 years
Granted                  218,050              $2.00-$2.56
Canceled                (199,413)             $2.00-$3.50
                        ---------
Outstanding
  at December
  31, 1997               830,500    439,490   $2.00-$3.50    $2.49     7.8 years
                        =========

       The weighted average fair value of options granted during 1997 was $1.49.


       NOTE 9  BENEFIT PLAN
       -------------------------------------------------------------------------
       The Company sponsors a profit sharing and 401(k) plan which provides that eligible employees may contribute up to 15% of their annual earnings, not to exceed the maximum allowed under the Internal Revenue Code. The plan covers substantially all employees after specified periods of service and the attainment of minimum age requirements. Company contributions are discretionary. There were no Company contributions to the plan during 1997 and 1996.


       NOTE 10  MAJOR CUSTOMER AND ECONOMIC RELATIONSHIPS
       -------------------------------------------------------------------------
       The Company generates a significant portion of its revenues from Lucent Technologies, Inc. (Lucent) under an agreement that provides for royalties to the Company based upon sales of its products by Lucent. This agreement terminates in December 1999, but may be extended for successive one-year terms at the option of Lucent. The Company also has a co-marketing arrangement with Lucent.

       Total revenues from Lucent were approximately $3,693,000 and $2,550,000 for the years ended December 31, 1997 and 1996, respectively, which represented 56% and 47% of total revenues for 1997 and 1996, respectively. Accounts receivable from Lucent represented approximately 53% and 50% of total accounts receivable at December 31, 1997 and 1996, respectively.


       NOTE 11  PURCHASE OF PRODUCT LINE
       -------------------------------------------------------------------------
       In December 1997, the Company acquired certain intellectual property rights related to the FastCall product line from Aurora Systems, Inc. Under the agreement, the purchase price was established as a minimum of $600,000 subject to a maximum obligation of $1,100,000 dependent upon future sales of the FastCall product by the Company over a five-year period. The Company recorded the acquired rights as intangible assets based on the contractual minimum obligation of $600,000 plus acquisition related costs of $16,819. The purchase price was funded by an initial payment of $100,000, with the balance due over the five-year term of the agreement. The long and short term components of the remaining obligation are determined based on estimated sales of the product by the Company.

                                                   SPANLINK Communications, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SPANLINK COMMUNICATIONS, INC.

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Spanlink Communications, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP


PRICE WATERHOUSE LLP
MINNEAPOLIS, MINNESOTA
FEBRUARY 13, 1998

                                                   SPANLINK Communications, Inc.