Form 10KSB40, Exhibit 13
period 1997-12-31
SPANLINK COMMUNICATIONS INC
filed 1998-03-31
CIK 1010064

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       RESULTS OF OPERATIONS
       -------------------------------------------------------------------------
       The following table sets forth, for the periods indicated, certain items from the Company's statement of operations, expressed as a percentage of total revenues:

YEAR ENDED DECEMBER 31,                  1997       1996
---------------------------------------------------------
Revenues                                100.0     %100.0%
Cost of revenues                         42.8       40.1
---------------------------------------------------------
Gross profit                             57.2       59.9
Operating expenses:
  Sales, general and administrative      68.7       96.1
  Research and product development       22.1       18.7
---------------------------------------------------------
   Total operating expenses              90.8      114.8
Loss from operations                    (33.6)     (54.9)
Interest income                           1.3        2.6
---------------------------------------------------------
Loss before income taxes                (32.3)     (52.3)
Provision for income taxes                 --         --
Net loss                                (32.3)%    (52.3)%
=========================================================


       YEARS ENDED
       DECEMBER 31, 1997 AND 1996
       -------------------------------------------------------------------------
       REVENUES
       Total revenues increased by 22.4% from $5,422,929 in 1996 to $6,637,018 in 1997. The increase resulted from increases in both hardware and software revenue. The Company's revenues are derived primarily from the sale of hardware, packaged (configurable) software, custom software and services. The hardware component of revenue increased 59.2% from $1,049,294 in 1996 to $1,670,028 in 1997. The hardware revenue increase was primarily due to the increase in the Company's direct marketing strategy. The software component (including both packaged and custom software) increased 13.6% from $3,068,992 in 1996 to $3,485,157 in 1997. The software increase was attributable to a significant increase in the number of packaged software products sold partially offset by lower custom software. The sales increase in packaged software is partially due to the success of the Company's continued focus on selling packaged solutions to its customers. The Company anticipates, but can provide no assurance, that revenues from packaged software will continue to increase as a percentage of total revenues and that custom software revenues will continue to decrease as a percentage of total revenues over the next several years. Services revenue increased 13.6% from $1,304,643 in 1996 to $1,481,833 in 1997.

       COST OF REVENUES
       Cost of revenues increased 30.7% from $2,175,018 in 1996 to $2,842,424 in 1997. The increase was due primarily to the increased sales levels together with the higher percentage of hardware revenue.

       GROSS PROFIT
       Gross profit increased 16.8% to $3,794,594 in 1997 from $3,247,911 in 1996. Gross profit as a percentage of total revenues decreased to 57.2% in 1997 from 59.9% in 1996. The decrease resulted in part from higher levels of hardware revenue which generally have a lower gross profit percentage. Gross profit as a percentage of total revenue will vary from period to period depending on the product mix of sales revenue.

       SALES, GENERAL AND ADMINISTRATIVE
       Sales, general and administrative expenses decreased 12.4% in 1997 to $4,562,239 from $5,210,783 in 1996. Sales, general and administrative expenses as a percentage of total revenues were 68.7% in 1997, down from 96.1% in 1996. The dollar decrease as well as the decrease as a percentage of total revenues resulted from the Company's cost reduction program initiated in mid-year 1997. Those cost reductions were primarily focused in marketing and general and administrative areas.

       RESEARCH AND PRODUCT DEVELOPMENT
       Research and product development expenses increased 44.1% in 1997 to $1,463,905 from $1,016,048 in 1996. The increase resulted primarily from ongoing development of the Company's packaged software products and core software modules. Research and product development expenses as a percentage of total revenues were 22.1% in 1997 and 18.7% in 1996. A portion of the Company's custom software development efforts are included in cost of revenues and are essentially customer sponsored product development expenses. Accordingly, the Company's total research and development efforts are greater as a percentage of total revenues than the amounts indicated above.
       Research and product development expenses are charged to operations as incurred. Costs, otherwise capitalizable, also have been expensed because they have been insignificant or the timing of realization is not determinable. The Company expects the dollar amount of product development expenses to continue to increase, although such expenses as a percentage of total revenues will vary from period to period.

       NET INTEREST INCOME
       The Company recorded net interest income of $86,020 for the year ended December 31, 1997 versus net interest income of $144,272 for the comparable period in 1996. The decrease was attributable to lower levels of investments in the current year. The interest income in 1996 and 1997 resulted from investment of the cash proceeds from the Company's initial public offering completed in the second quarter of 1996.
                                                   SPANLINK Communications, Inc.

       INCOME TAX PROVISION
       The Company did not record a tax benefit for the year ended December 31, 1997 or December 31, 1996, as the likelihood of realization of the benefit is presently not assured.

       NET LOSS
       The Company incurred a net loss of $2,145,530 in 1997 compared with a net loss of $2,834,648 in 1996. The losses were due primarily to high operating expenses relative to the revenue levels the Company was able to achieve. The Company initiated an expense reduction plan at mid-year 1997. As a result, the Company significantly improved its operating performance in the second half of 1997.

       IMPACT OF INFLATION
       The Company believes that during 1997, inflation had no appreciable effect on the Company's operations.

       YEAR 2000 COMPLIANCE
       The Company believes that year 2000 compliance issues will not have a material adverse effect on the Company's operations, and that the Company's software products are year 2000 compliant.

       LIQUIDITY AND CAPITAL RESOURCES
       The Company had cash and cash equivalents of $703,658 as of December 31, 1997, a decrease of $3,673,847 from December 31, 1996. The Company's cash equivalents and marketable securities are invested primarily in short-term obligations of government agencies, treasury notes, money market funds or high-grade commercial paper.

       Accounts receivable were $2,113,271 at December 31, 1997 compared with $1,993,667 at December 31, 1996. Inventory and costs and estimated earnings in excess of billings increased from $89,998 at December 31, 1996 to $900,347 at December 31, 1997. This increase reflects the higher level of jobs in process at the end of 1997 compared to the end of 1996. Purchased intangibles of $611,619 at December 31, 1997 represents the costs of acquiring the FastCall(R) product line from Aurora Systems, Inc. in December of 1997. Working capital at December 31, 1997 was $1,600,807. The Company plans to seek additional financing which may include a line of credit or term loans from a bank or other financial institution, factoring of receivables, equity financing or a combination of the foregoing. Although the Company believes that it will be able to obtain such financing on reasonable terms, there is no assurance that such financing will be available. The Company believes its cash and cash equivalents, together with cash flow from operations and the additional financing described above, will be sufficient to meet the Company's currently projected needs.

       FORWARD-LOOKING STATEMENTS
       Certain statements made in this Management's Discussion and elsewhere in the Annual Report, which are summarized here, are forward-looking statements that involve risk and uncertainties. Actual results may differ materially from the results anticipated by such forward-looking statements. Factors that could cause the actual results to differ include, but are not limited to those discussed below with respect to each forward-looking statement:

       * The Company's expectation that revenues from packaged software will continue to increase as a percentage of total revenues while revenues from custom software decrease as a percentage of total revenues depends upon (i) increasing marketplace acceptance of the packaged software products; (ii) continuing ability of the Company to develop new packaged products to keep pace with technological advancements; and (iii) availability of financing to support marketing and distribution.

       * The 1998 introduction of Lucent's CentreVu Messenger (which bundles the Company's call center application with Lucent's AUDIX voice mail application) is dependent on Lucent's continuing commitment to the product and their willingness to invest in marketing. The Company's ability to benefit from this relationship is dependent upon marketplace acceptance of the product, the quality and performance of the Company's product as compared to competitive products, and the Company's ability to meet Lucent's demands.

       * The 1998 introduction of new Company applications in a Computer Telephone Integration format is subject to the risk of unanticipated problems or delays in development and possible lack of financing to support the marketing necessary for effective marketplace introduction. There is no assurance that such products will be accepted in the marketplace.

       * The Company's expectation that it will continue to increase revenues and improve operating performance is subject to the highly competitive nature of the computer telecommunications marketplace, the Company's dependence on certain significant customers, the loss of which would have an adverse effect on the Company, the possibility of adverse changes in the general business and economic environment and the availability of sufficient financing.

                                                   SPANLINK Communications, Inc.