Form 10KSB40, Exhibit 13
period 1998-12-31
SPANLINK COMMUNICATIONS INC
filed 1999-03-30
CIK 1010064

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Spanlink Communications, Inc.


In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Spanlink Communications, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 12, 1999

BALANCE SHEET

                                                                                     December 31,
                                                                                1998              1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                $    11,358        $  553,458
   Restricted cash                                                              150,200           150,200
   Accounts receivable, less allowance for doubtful accounts of
       $216,000 and $218,000                                                  2,871,108         2,113,271
   Inventory                                                                    505,787           345,775
   Costs and estimated earnings in excess of billings                         1,703,186           554,572
   Other current assets                                                         162,831           148,072
---------------------------------------------------------------------------------------------------------
       Total current assets                                                   5,404,470         3,865,348

Property and equipment                                                        1,227,089         1,264,160
Intangible assets                                                               491,015           611,619
Other assets                                                                    138,500           113,500
---------------------------------------------------------------------------------------------------------
       Total assets                                                         $ 7,261,074        $5,854,627
=========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Loan payable                                                             $   985,000        $
   Accounts payable                                                           1,259,812           631,263
   Accrued expenses                                                             294,167           560,933
   Current portion of long-term obligations                                     107,755           300,570
   Deferred maintenance revenue                                                 439,697           432,809
   Other current liabilities                                                    451,613           452,466
---------------------------------------------------------------------------------------------------------
       Total current liabilities                                              3,538,044         2,378,041
=========================================================================================================

Long-term obligations                                                           365,889           445,083
---------------------------------------------------------------------------------------------------------
       Total liabilities                                                      3,903,933         2,823,124

Shareholders' equity:
   Preferred stock; undesignated par value;
     5,000,000 shares authorized; none issued or outstanding
   Common stock; no par value; 25,000,000 shares authorized and
     5,105,289 and 5,080,500 shares issued and outstanding
     at December 31, 1998 and 1997, respectively                              8,255,348         8,193,663
   Accumulated deficit                                                       (4,898,207)       (5,162,160)
---------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                             3,357,141         3,031,503
---------------------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity                           $ 7,261,074        $5,854,627
=========================================================================================================

See accompanying notes to the financial statements.

STATEMENTS OF OPERATIONS

                                                                   For the Years Ended
                                                                      December 31,
                                                                 1998              1997
------------------------------------------------------------------------------------------
Revenues                                                     $11,083,239       $ 6,637,018
Cost of revenues                                               5,047,616         2,842,424
------------------------------------------------------------------------------------------
       Gross profit                                            6,035,623         3,794,594
------------------------------------------------------------------------------------------

Operating expenses:
   Sales, general and administrative                           4,440,679         4,562,239
   Research and product development                            1,282,549         1,463,905
------------------------------------------------------------------------------------------

       Total operating expenses                                5,723,228         6,026,144
------------------------------------------------------------------------------------------

Income (loss) from operations                                    312,395        (2,231,550)

Interest income (expense), net                                   (48,442)           86,020
------------------------------------------------------------------------------------------

Net income (loss)                                         $      263,953       $(2,145,530)
==========================================================================================

Net income (loss) per share-- basic and diluted           $          .05       $      (.42)
==========================================================================================



See accompanying notes to the financial statements.


STATEMENT OF SHAREHOLDERS' EQUITY

                                                             Common Stock                                   Total
                                                      Number                           Accumulated      Shareholders'
                                                     of Shares          Amount           Deficit           Equity
-------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1996                        5,080,500        $8,193,663      $(3,016,630)       $5,177,033

Net loss                                                                               (2,145,530)       (2,145,530)
-------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1997                        5,080,500         8,193,663       (5,162,160)        3,031,503

Exercise of employee stock options                       8,910            17,820                             17,820

Stock purchased through employee stock
   purchase plan                                        15,879            43,865                             43,865

Net income                                                                                263,953           263,953
-------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1998                        5,105,289        $8,255,348      $(4,898,207)       $3,357,141
===================================================================================================================



See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

                                                                                            For the Years Ended
                                                                                               December 31,
                                                                                          1998              1997
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net Income (loss)                                                               $      263,953       $(2,145,530)
   Reconciliation of net income (loss) to net cash used by operating activities:
     Depreciation and amortization                                                        467,257           181,250
     Provision for doubtful accounts                                                       50,000           215,000

     Changes in current assets and liabilities:
       Restricted cash                                                                                     (150,200)
       Accounts receivable                                                               (807,837)         (334,604)
       Costs and estimated earnings in excess of billings                              (1,148,614)         (535,915)
       Other current assets                                                              (174,771)         (242,948)
       Accounts payable                                                                   628,549          (293,327)
       Accrued expenses                                                                  (266,766)         (241,488)
       Other current liabilities                                                            6,035           197,603
-------------------------------------------------------------------------------------------------------------------
         Net cash used by operating activities                                           (982,194)       (3,350,159)
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Maturities of marketable securities                                                                    2,092,553
   Purchase of product line                                                                                (116,819)
   Additions to property and equipment                                                   (309,582)         (302,322)
-------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by investing activities                                (309,582)        1,673,412
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Other assets                                                                           (25,000)
   Principal payments on capital lease                                                    (50,892)          (54,747)
   Principal payments on other long-term obligations                                     (221,117)
   Proceeds from issuance of loan payable                                                 985,000
   Proceeds from employee common stock issuances                                           61,685
-------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                                 749,676           (54,747)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     (542,100)       (1,731,494)
Cash and cash equivalents at beginning of year                                            553,458         2,284,952
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $       11,358      $    553,458
===================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                                          $       72,725      $     32,887
===================================================================================================================
Noncash operating and financing activities:
   Capital lease obligations incurred                                              $           --      $    300,400
===================================================================================================================

See accompanying notes to the financial statements.

       NOTE 1  DESCRIPTION OF BUSINESS ACTIVITIES
--------------------------------------------------------------------------------
       Spanlink Communications, Inc. (the Company) was incorporated in 1988 and designs, develops and markets streamlined computer telephony software solutions that help call centers rapidly automate and manage the customer interaction process via the telephone or the internet. The Company markets its specialized software systems through its sales organization and licensed sales representatives throughout North America.



       NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
       Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less which are readily convertible to cash.

       Fair Value of Financial Instruments. Cash and cash equivalents are valued at their carrying amounts which are reasonable estimates of fair value. The fair value of all other financial instruments approximates cost as stated.

       Concentration of Credit Risk. Financial instruments which potentially subject the Company to credit risk consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business and generally requires a customer deposit upon the signing of any system installation contracts. No single region or industry represents a significant concentration of credit risk. See Note 11 for discussion of major customer and economic relationships.

         Revenue Recognition. The Company adopted AICPA Statement of Position 97-2, "Software Revenue Recognition," effective January 1, 1998. The adoption did not have a material effect on the Company's revenue recognition policies. Revenues derived from system installation contracts are recognized over the period the Company satisfies its obligations using the percentage-of-completion method. Progress on the contracts is measured by the percentage of labor cost incurred to-date to the total estimated labor cost for each contract. Management considers cost to be the best available measure of progress on these contracts. Changes in conditions may result in revisions of estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts which require the revision become known. In the normal course of business, the Company also may be subject to a risk of loss by incurring costs to complete a contract in excess of the fixed bid price.

       Revenues derived from software license fees which are not sold as part of a system installation contract are recognized upon execution of a license agreement, shipment of the software, fulfillment by the Company of all of its significant contractual obligations and when collection is probable. Revenues derived from maintenance contracts are deferred and recognized ratably over the contract period. The Company provides a 120-day warranty on sales of Company software products. Estimated warranty costs are accrued at the time of product shipment.

       Revenues derived from hardware which is not sold as part of a system installation contract are recognized upon shipment.

       Inventory. Inventory consists primarily of computer hardware components for voice messaging systems and is stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method.

       Property and Equipment. The Company's property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated lives of the assets. Estimated useful lives generally range from three to ten years. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance are charged to expense as incurred. Property and equipment includes assets under a capital lease with a cost of $300,400 at December 31, 1998 and 1997.

       Intangible Assets. Intangible assets relate to the purchase of the FastCall product line (Note 12) and are being amortized over a five-year life. Accumulated amortization at December 31, 1998 and 1997 was $128,564 and $5,200, respectively.

       Research and Product Development. Expenditures for research and software development costs are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility and proven marketability of the product are established. Costs otherwise capitalizable after technological feasibility is achieved have also been expensed because they have not been significant.

       Income Taxes. Income taxes are accounted for on the liability method under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

       Net Income (Loss) Per Share The Company's net income (loss) per share is computed under SFAS No. 128, "Earnings Per Share". Basic earnings per share includes no dilution and is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of the Company.


       NOTE 3  CONTRACTS IN PROGRESS
--------------------------------------------------------------------------------
       Costs, estimated earnings and billings on uncompleted contracts are summarized as follows:

                                                     December 31,
                                                1998              1997
--------------------------------------------------------------------------------
Costs incurred on uncompleted contracts      $3,240,601       $ 2,239,395
Estimated earnings                            2,948,751         1,839,011
--------------------------------------------------------------------------------
                                              6,189,352         4,078,406
Billings to-date                             (4,937,777)       (3,961,262)
--------------------------------------------------------------------------------

                                             $1,251,575       $   117,144
--------------------------------------------------------------------------------

       This activity is included in the accompanying balance sheet under the following captions:

                                                     December 31,
                                                   1998           1997
--------------------------------------------------------------------------------
Costs and estimated earnings in
  excess of billings                         $1,703,186       $   554,572
Billings in excess of costs and
  estimated earnings                           (451,611)         (437,428)
--------------------------------------------------------------------------------
                                             $1,251,575       $   117,144
--------------------------------------------------------------------------------

       These amounts are included in current assets and other current liabilities as all contracts in progress are expected to be completed within one year.


       NOTE 4  PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
       Property and equipment consists of:
                                                     December 31,
                                                   1998           1997
--------------------------------------------------------------------------------
Equipment                                     $1,585,879        $1,337,482
Office furniture and fixtures                    431,546           394,266
Leasehold improvements                           172,340           152,611
--------------------------------------------------------------------------------
                                               2,189,765         1,884,359
Less: Accumulated depreciation
  and amortization                              (962,676)         (620,199)
--------------------------------------------------------------------------------
   Total property and equipment               $1,227,089        $1,264,160
--------------------------------------------------------------------------------

       NOTE 5  LONG-TERM OBLIGATIONS
--------------------------------------------------------------------------------
       At December 31, 1998, long-term obligations are comprised as follows:

Remaining minimum obligation
  in connection with acquisition
  of product line (Note 12)                            $ 278,883
Obligations under capital lease (Note 7)                 194,761
--------------------------------------------------------------------------------
                                                         473,644
Less current portion                                    (107,755)
--------------------------------------------------------------------------------
                                                       $ 365,889

       NOTE 6  INCOME TAXES
--------------------------------------------------------------------------------
       The Company has available net operating loss carryforwards for income tax purposes of approximately $4,600,000 at December 31, 1998 which begin to expire in the year 2011. A valuation allowance exists for the entire net tax benefit associated with the tax loss carryforwards and temporary differences at December 31, 1998 and 1997 as their realization presently is not assured.

       Deferred tax assets consist of the following:

                                              December 31,
                                         1998             1997
--------------------------------------------------------------------------------
Loss carryforward                 $1,727,000              $ 1,727,000
Allowance for doubtful accounts       81,099                   81,549
Vacation accrual                      20,615                   14,764
Rent accrual                               0                   69,091
Other accruals                        15,540                   33,350
--------------------------------------------------------------------------------
                                   1,844,254                1,925,754
Valuation allowance               (1,844,254)              (1,925,754)
--------------------------------------------------------------------------------
                                  $        0              $         0
--------------------------------------------------------------------------------


       NOTE 7  LEASES
--------------------------------------------------------------------------------
       Operating Leases. The Company leases certain office space and equipment under noncancelable operating lease agreements. The office space lease requires the Company to pay certain annual operating costs, including maintenance, insurance and real estate taxes. Rental expense under these operating leases, excluding operating expenses for the office space lease, for the years ended December 31, 1998 and 1997 was approximately $248,699 and $329,220, respectively. At December 31, 1998, future minimum lease payments under these operating leases are as follows:

Year Ending December 31,
--------------------------------------------------------------------------------

1999                                           $260,023
2000                                            260,023
2001                                            260,023
2002                                            156,213
2003                                              9,065
                                            -----------
Total minimum payments required                $945,347
--------------------------------------------------------------------------------

       Capital Leases. The Company acquired $300,400 of fixed assets during 1997 under a capital lease arrangement. Borrowings bear interest at 11.5% and are due in monthly installments of $7,179, including interest, through 2001. Future minimum payments are as follows:

Year Ending December 31,
--------------------------------------------------------------------------------
1999                                          $  76,608
2000                                             80,892
2001                                             80,892
--------------------------------------------------------------------------------
Total minimum lease payments                    238,392
Less: Amount representing interest             (43,631)
--------------------------------------------------------------------------------
Present value of net minimum lease payments    194,761
Less: Current portion                          (57,755)
--------------------------------------------------------------------------------
                                               $137,006
--------------------------------------------------------------------------------


       NOTE 8  SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
       Warrants. In February 1996, the Company issued warrants in a private debt offering to purchase a total of 80,000 shares of common stock. The warrants are exercisable for a period of five years from the date of issuance at $3.60 per share. As part of the Company's initial public offering in May 1996, the underwriters were granted a five-year warrant to purchase 182,748 shares of common stock at $4.80 per share.

       Stock Options. On January 31, 1996, the Company's Board of Directors and shareholders approved the Company's 1996 Omnibus Stock Plan (the Plan). Under this fixed Plan, 1,000,000 common shares have been reserved for issuance of restricted shares or for options to be granted to employees, consultants and non-employee directors. Options granted generally are exercisable over a four-year or a five-year period from the date of grant at prices not less than the fair market value at the date the options are granted and expire 10 years after the date of grant. The Plan allows for the grant of incentive stock options, nonqualified stock options, reload stock options, stock appreciation rights and restricted stock. In 1996, the Company also granted 100,000 fixed options outside of the Plan. In addition, the Company in 1998 granted 195,000 fixed options outside the plan. These options generally follow the provisions of the Plan.

       The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock options been determined based on the fair value at the grant date consistent with the provision of SFAS No. 123, the Company's net income
(loss) and net income (loss) per share would have increased to the pro forma amounts indicated below:


Year Ended December 31,                         1998              1997
--------------------------------------------------------------------------------
Net income (loss)-- as reported             $  263,953        $(2,145,530)
Net loss-- pro forma                        $ (192,105)       $(2,502,033)
Net income (loss) per share -- basic and
  diluted as reported                       $     0.05        $      (.42)
Net loss per share-- basic and
  diluted pro forma                         $     (.04)       $      (.49)

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 1998 and 1997: dividend yield of 0%; expected volatility of 58% and 55%; risk-free interest rate of 5.4% and 6.2%; and expected lives of 8.0 and 8.8 years. The weighted average fair value of options granted during 1998 and 1997 was $2.07 and $1.49, respectively.

       There are 1,295,000 shares of common stock reserved for issuance upon exercise of stock options as of December 31, 1998. A summary of stock option activity is as follows:

                                                                    Weighted
                                                         Weighted    Average
                Options Outstanding                      Average    Remaining
                             Shares         Price        Exercise   Contractual
               Total      Exercisable     Per Share       Price        Life
--------------------------------------------------------------------------------
Outstanding
  at December
   31, 1996    811,863       365,071     $2.00-$3.50       $2.59      8.6 years
Granted        218,050                   $2.00-$2.56
Canceled      (199,413)                  $2.00-$3.50
--------------------------------------------------------------------------------
Outstanding
  at December
  31, 1997     830,500       439,490     $2.00-$3.50       $2.49      7.8 years
Granted        495,000                   $2.19-$3.81
Exercised     (  8,910)                  $2.00
Canceled       (65,500)                  $2.00-$3.50
--------------------------------------------------------------------------------
Outstanding
  at December
  31, 1998   1,251,090       554,210     $2.00-$3.81       $2.76      7.2 years


The following table summarizes information about stock options outstanding at December 31, 1998.

                                                      Options Outstanding                       Options Exercisable
  Range of Exercise    Number Outstanding    Weighted-Average     Weighted-Average    Number Exercisable    Weighted-Average
       Prices                                    Remaining         Exercise Price                            Exercise Price
                                             Contractual Life

$2.00-2.88                735,340               7.8 years               $2.28             211,710                $2.00

$3.00-3.81                515,750               6.2 years                3.45             342,500                 3.51
---------------------- -------------------- -------------------- -------------------- -------------------- --------------------

                        1,251,090               7.2 years               $2.76             554,210                $2.93


         Employee Stock Purchase Plan. The Company has an Employee Stock Purchase Plan (ESPP) which is available to eligible employees. Under terms of the plan, eligible employees may designate from 1% to 10% of their compensation to be withheld through payroll deductions for the purchase of common stock at 85% of the lower of the market price on the first or last day of the offering period. Under the plan 200,000 shares of common stock have been reserved for issuance. As of December 31, 1998, 15,879 shares have been issued under the plan. Related fair value disclosures under SFAS No. 123 are immaterial.

          NOTE 9  EARNINGS PER SHARE
-------------------------------------------------------------------------------
       A reconciliation of the denominators of the basic and diluted earnings per share (EPS) computations for the years ended December 31 is presented below.

                                                          1998           1997
                                                          ----           ----

    Net Income (Loss)                                   $ 263,953   $(2,145,530)
    ------------------------------------------------    ---------   -----------
    Shares Calculation:
      Weighted average basic shares outstanding         5,085,706     5,080,500
      Effect of dilutive securities
        Options                                           144,312
        Warrants
                                                        ---------   -----------
          Total shares used to compute diluted
            earnings per share                          5,230,018     5,080,500
    ------------------------------------------------    ---------   -----------

    Net Income (Loss) per Share:
      Basic                                               $   .05      $   (.42)
      Diluted                                             $   .05      $   (.42)
    ------------------------------------------------    ---------   -----------


       NOTE 10  BENEFIT PLAN
--------------------------------------------------------------------------------
       The Company sponsors a profit sharing and 401(k) plan which provides that eligible employees may contribute up to 15% of their annual earnings, not to exceed the maximum allowed under the Internal Revenue Code. The plan covers substantially all employees after specified periods of service and the attainment of minimum age requirements. Company contributions are discretionary. There were no Company contributions to the plan during 1998 or 1997.


       NOTE 11  MAJOR CUSTOMER AND ECONOMIC RELATIONSHIPS
--------------------------------------------------------------------------------
       The Company generates a significant portion of its revenues from Lucent Technologies, Inc. (Lucent) under a number of agreements that provide royalties and product sales to the Company. These agreements terminate at various times but Lucent may extend them, as they have in the past.

       Total revenues from Lucent were approximately $4,957,061 and $3,693,000 for the years ended December 31, 1998 and 1997, respectively, which represented 45% and 56% of total revenues for 1998 and 1997, respectively. Accounts receivable from Lucent represented approximately 59% and 53% of total accounts receivable at December 31, 1998 and 1997, respectively.


       NOTE 12  PURCHASE OF PRODUCT LINE
--------------------------------------------------------------------------------
       In December 1997, the Company acquired certain intellectual property rights related to the FastCall product line from Aurora Systems, Inc. Under the agreement, the purchase price was established as a minimum of $600,000 subject to a maximum obligation of $1,100,000 dependent upon future sales of the FastCall product by the Company over a five-year period. The Company recorded the acquired rights as intangible assets based on the contractual minimum obligation of $600,000 plus acquisition-related costs of $16,819. The purchase price was funded by an initial payment of $100,000, with the balance due over the five-year term of the agreement. The long and short-term components of the remaining obligation are determined based on estimated sales of the product by the Company.


       NOTE 13  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
       As of December 31, 1998, the company has three notes receivable outstanding totaling $138,500 with current and former officers. The notes bear interest at 5.99 % to 6.31%. The notes and accrued interest are due in full in 2002 and 2003. The notes receivable are recorded in other assets on the balance sheet.

       NOTE 14  LOAN PAYABLE
--------------------------------------------------------------------------------
       As of December 31, 1998, the Company has a $1 million working capital line of credit with a bank which expires April 30, 1999. Borrowings are limited to the lesser of $1 million or 80% of eligible accounts receivable. Borrowings bear interest at 1% above the bank's prime rate (7.75% at December 31, 1998) and are collateralized by all of the Company's assets. As of December 31, 1998, $985,000 was outstanding under the line of credit.


         Subsequent to year-end the amount of the line of credit was increased by $1.7 million. Management believes that upon the April 30, 1999 expiration of the line, the agreement will be renewed or replaced at similar terms.