Form 10KSB40, Exhibit 13
period 1998-12-31
SPANLINK COMMUNICATIONS INC
filed 1999-03-30
CIK 1010064

Management's Discussion and Analysis
of Financial Condition and Results of Operations

         RESULTS OF OPERATIONS
         The following table sets forth, for the periods indicated, certain items from the Company's statement of operations, expressed as a percentage of total revenues:


Year ended December 31,                                 1998       1997
----------------------------------------------------- --------- -----------
Revenues                                                100%       100%
Cost of revenues                                        45.5       42.8
----------------------------------------------------- --------- -----------
Gross profit                                            54.5       57.2
Operating expenses:
     Sales, general and administrative                  40.1       68.7
     Research and product development                   11.6       22.1
----------------------------------------------------- --------- -----------
          Total operating expenses                      51.7       90.8
Income (loss) from operations                            2.8      (33.6)
Interest income (expense)                                (.4)       1.3
----------------------------------------------------- --------- -----------
Income (loss) before income taxes                        2.4      (32.3)
Provision for income taxes                               --        --
Net income (loss)                                        2.4      (32.3)%
----------------------------------------------------- --------- -----------


         YEARS ENDED DECEMBER 31, 1998 AND 1997
         Revenues

         Total revenues increased 67% from $6,637,018 in 1997 to $11,083,239 in 1998. All product lines reflected strong growth in 1998, with the largest gains from packaged (configurable) software, hardware and services. The Company's revenues are derived primarily from the sale of hardware, packaged (configurable) software, custom software and services. The software component (including both packaged and custom software) increased 65% from $3,485,157 in 1997 to $5,741,492 in 1998. The software increase was attributable to a significant increase in the number of packaged software products sold as well as a higher level of custom software revenue. The sales increase in packaged software is partially due to the success of the Company's continued focus on selling packaged solutions to its customers. The hardware component of revenue increased 98% from $1,670,028 in 1997 to $3,311,817 in 1998. The hardware revenue increase was primarily due to a large hardware sale in the Company's fourth quarter, together with an increase in customer demand for hardware upgrades related to Year 2000 compliance. The Company anticipates, but can provide no assurance, that revenues from packaged software will continue to increase as a percentage of total revenues and that custom software revenues will continue to decrease as a percentage of total revenues over the next several years. Services revenue increased 37% from $1,481,833 in 1997 to $2,029,930 in 1998.

         Cost of Revenues
         Cost of revenues increased 78% from $2,842,424 in 1997 to $5,047,616 in 1998. The increase was due primarily to the increased sales levels together with the higher percentage of hardware revenue.

         Gross Profit
         Gross profit increased 59% to $6,035,623 in 1998 from $3,794,594 in 1997. Gross profit as a percentage of total revenues decreased to 55% in 1998 from 57% in 1997. The decrease resulted in part from higher levels of hardware revenue which generally have a lower gross profit percentage. Gross profit as a percentage of total revenue will vary from period to period depending on the product mix of sales revenue.

         Sales, General and Administrative
         Sales, general and administrative expenses decreased 3% in 1998 to $4,440,679 from $4,562,239 in 1997. Sales, general and administrative expenses as a percentage of total revenues were 40% in 1998, down from 69% in 1997. The decrease as a percentage of total revenues resulted from the Company's higher revenue levels achieved with comparable expenditures.

         Research and Product Development
         Research and product development expenses decreased 12% in 1998 to $1,282,549 from $1,463,905 in 1997. Research and product development expenses as a percentage of total revenues were 12% in 1998 and 22% in 1997. A portion of the Company's custom software development efforts are included in cost of revenues and are essentially customer sponsored product development expenses. Accordingly, the Company's total research and development efforts are greater as a percentage of total revenues than the amounts indicated above.

        Research and product development expenses are charged to operations as incurred. Costs, otherwise capitalizable, also have been expensed because they have been insignificant or the timing of realization is not determinable. The Company expects the dollar amount of product development expenses to increase, although such expenses as a percentage of total revenues will vary from period to period.

        Net Interest Income
        The Company recorded net interest expense of $48,442 for the year ended December 31, 1998, versus net interest income of $86,020 for the comparable period in 1997. The change was attributable to borrowings on the Company's bank credit line to support increased working capital needs primarily resulting from the Company's revenue growth. Interest income in 1997 and 1998 resulted from investment of the cash proceeds from the Company's initial public offering completed in the second quarter of 1996.

       Income Tax Provision
       The Company did not record a tax benefit for the year ended December 31, 1998 or December 31, 1997, as the likelihood of realization of the benefit is presently not assured.

       Net Income (Loss)
       The Company realized net income of $263,953 in 1998 compared with a net loss of $2,145,530 in 1997. The 1997 loss was due primarily to high operating expenses relative to the revenue levels the Company was able to achieve. The Company initiated an expense reduction plan at mid-year 1997. That expense reduction, in addition to increased revenues, allowed the Company to significantly improve its operating performance in the second half of 1997 and in 1998.

       Impact of Inflation
       The Company believes that generally, inflation has no appreciable effect on the Company's operations.

       Liquidity and Capital Resources
       The Company had cash and cash equivalents of $161,558 as of December 31, 1998, a decrease of $542,100 from December 31, 1997. The Company's cash equivalents and marketable securities are invested primarily in short-term obligations of government agencies, treasury notes, money market funds or high-grade commercial paper.

       Accounts receivable were $2,871,108 at December 31, 1998 compared with $2,113,271 at December 31, 1997. Inventory and costs and estimated earnings in excess of billings increased from $900,347 at December 31, 1997 to $2,208,973 at December 31, 1998. This increase reflects the higher level of jobs in process at the end of 1998 compared to the end of 1997. Working capital at December 31, 1998 was $1,866,426. The Company currently has a $1.7 million working capital line of credit with a bank which expires April 30, 1999. Borrowings are limited to the lesser of $1.7 million or 80% of eligible accounts receivable. Borrowings bear interest at 1% above the bank's prime rate (7.75% currently) and are collateralized by all of the Company's assets. Currently, $1,685,000 is outstanding under the line of credit. Although the Company believes that upon the April 30, 1999 expiration of the line, the agreement will be renewed or replaced at similar terms, there is no such assurance that such financing will be available. The Company believes its cash and cash equivalents, together with cash flow from operations and the additional financing described above, will be sufficient to meet the Company's projected capital needs through 1999.

       Year 2000 Compliance
       Year 2000 Background The Company's overall goal is to be Year 2000 ready. To accomplish this goal, the Company has been addressing the issue with respect to both its information technology (IT) and non-IT systems, as well as its business relationships with key third parties. To be ready, the Company needs to evaluate the Year 2000 issues and fix any problems it can so that all of its systems and relationships will be suitable for continued use into and beyond the Year 2000.

       The Company began addressing the Year 2000 issue in 1998 using a multi-step approach, including inventory and assessment, remediation and testing, and contingency planning. The Company began by assessing its major internal software systems that were susceptible to system failure or processing errors as a result of the Y2K issue. This phase is substantially complete. The Company's Year 2000 efforts will also include assessment of "embedded" systems (such as security and telephone systems, as well as heating and air conditioning systems).

       As part of the assessment phase, the Company has also had conversations with many of its major software and service suppliers, and has recently initiated plans to obtain formal written assurances from such key third parties in order to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company has not yet completed this part of the assessment phase and cannot predict the outcome of other companies' remediation efforts.

       Year 2000 Costs The Company currently plans to substantially complete its Year 2000 compliance efforts by June 30, 1999. To date, the Company has spent only a minimal amount during the assessment phase, which essentially amounts to purchases of software and hardware and compensation of internal employees working on Year 2000 projects. Although the Company has not yet completed its assessment phase, the total remaining cost of such efforts is estimated at less than $100,000. The cost of the project and the date on which the Company plans to complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the availability of certain resources, third parties' Year 2000 readiness and other factors.

       Risk Assessment Possible consequences to the Company or its business partners not being fully Y2K compliant could include delays in the receipt of revenues or inability to meet customer needs. These consequences could have a material adverse impact on the Company's results of operations, financial condition and cash flows if the Company is unable to conduct its business in the ordinary course.

       The Company does not currently have a contingency plan but will continue to monitor the necessity of such in 1999. If a contingency plan is reasonably necessary, it will likely include identifying and securing alternative suppliers, and the Company intends to have the plan substantially finalized by June 30, 1999.

       Forward-Looking Statements
       Certain statements made in this Management's Discussion and elsewhere in the Annual Report, which are summarized here, are forward-looking statements that involve risk and uncertainties. Actual results may differ materially from the results anticipated by such forward-looking statements. Factors that could cause the actual results to differ include, but are not limited to those discussed below with respect to each forward-looking statement:

       o The Company's expectation that revenues from packaged software will continue to increase as a percentage of total revenues while revenues from custom software decrease as a percentage of total revenues depends upon (i) increasing marketplace acceptance and demand of the packaged software products;
(ii) continuing ability of the Company to develop new packaged products to keep pace with technological advancements; and (iii) availability of financing to support marketing and distribution.

       o The 1999 introduction and success of new Company applications including FastCall Enterprise 3.0 is subject to the risk of unanticipated problems or delays in development and possible lack of financing to support the marketing necessary for effective marketplace introduction. There is no assurance that such products will be accepted in the marketplace.

       o The Company's expectation that it will continue to increase revenues and improve operating performance is subject to the highly competitive nature of the computer telecommunications marketplace, the Company's dependence on certain significant customers, the loss of which would have an adverse effect on the Company, the possibility of adverse changes in the general business and economic environment and the availability of sufficient financing.

       o The accuracy of the Company's belief that its current capital resources will be sufficient to fund current and anticipated business operations throughout 1999 depends, in part, on meeting anticipated revenue goals, operating efficiencies and effective expense management, in addition to renewal of the Company's bank line of credit and general and competitive conditions.

       o The impact of Year 2000 issues on the Company's business depends on the accuracy, reliability and effectiveness of the Company's and its suppliers' and customers' assessment and remediation of Year 2000 issues.